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                           September 5, 2023

       Mark Kociancic
       Chief Financial Officer
       Everest Re Group, Ltd.
       Seon Place - 4th Floor
       141 Front Street
       PO Box HM 845
       Hamilton HM 19, Bermuda

                                                        Re: Everest Re Group,
Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-15731

       Dear Mark Kociancic:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 24, 2023

       General

   1. We note that you provided more expansive disclosure in your 2021 Corporate Social
                                                        Responsibility Report
and 2022 Corporate Responsibility Report Supplemental
                                                        Disclosures (together,
the    CSR Reports   ) than you provided in your SEC filings. Please
                                                        advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in your CSR Reports.
 Mark Kociancic
FirstName
Everest Re LastNameMark   Kociancic
           Group, Ltd.
Comapany 5,
September  NameEverest
              2023      Re Group, Ltd.
September
Page 2     5, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
41

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for products or services that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note disclosure in your Form 10-K that climate change may increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact your risk modeling assumptions. We further note disclosure in your Proxy Statement filed
         April 14, 2023, that insured losses due to extreme weather events are increasing over time, and as climate change worsens, these losses will continue to grow. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or insured locations; and
                any weather-related impacts on the cost or availability of
(re)insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. Your CSR Reports reference a five-year purchase agreement for certified carbon offsets and voluntary purchases of carbon offset credits. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods covered by your Form 10-K and for future periods in your response.
 Mark Kociancic
FirstName
Everest Re LastNameMark   Kociancic
           Group, Ltd.
Comapany 5,
September  NameEverest
              2023      Re Group, Ltd.
September
Page 3     5, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Mateo at 202-551-3465 or Jennifer Angelini at 202-551-3047
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance